EXHIBIT 99 - RISK FACTORS


There are various risks in purchasing our securities and investing in our business, including those described below. You should carefully consider these factors together with all other information included in this Form 10-QSB.

Lack of Liquidity of the Company's Common Stock

The Company's Common Stock is not listed on the Nasdaq Stock Market ("Nasdaq") or on any national or regional securities exchange, and there is no established trading market for the Company's Common Stock. The Company will continue to attempt to match stockholders who wish to sell Company Common Stock with persons who wish to buy such Common Stock. However, annual trading volume in the Company's Common Stock has averaged only approximately 97,000 shares in the last two years. Therefore, a stockholder who owns a substantial number of shares of Company Common Stock will likely be unable to sell his shares in a short period of time should he or she need or wish to do so.



Dependence on Key Personnel and Management of Growth

The Company's future success will depend upon the continued services of the Company's senior management. The unexpected loss of the services of any of the Company's senior management personnel could have a material adverse effect upon the Company. The Company has entered into employment agreements with certain of its senior management. The Company's future success will depend in part upon its continuing ability to attract and retain highly qualified personnel to manage the future growth of the Company. There may be no assurance that the Company will be successful in attracting and retaining such personnel. Further, the Company's ability to manage growth successfully will require the Company to continue to improve its management, financial and operational controls. Failure to do so could have a material adverse effect upon the Company's operating results and financial condition.

Non-Profit Bond Servicing Market; Ability to Increase Bond Servicing Revenues

The Company's future financial performance will depend in significant part upon the size of the non-profit bond market. The market for bonds issued by non-profit organizations is subject to fluctuation due to a number of factors beyond the control of the Company. Moreover, there can be no assurance that the market for bonds issued by non-profit organizations will continue at or near the levels reached in the last two fiscal years; the Company estimates that its revenues from bond servicing activities will decrease in the fiscal year ending March 31, 2002 compared to its revenues from such activities in the recently completed fiscal year as a result of a decrease in the number and principal amount of new bond offerings anticipated to be originated in the upcoming fiscal year for which the Company will serve as trustee and paying agent. The Company's ability to continue to increase its market share will be dependent upon a number of factors, including the Company's ability to develop and maintain relationships with the broker/dealers who are primarily responsible for the sale of such non-profit bonds. See "-Dependence Upon Certain Business Relationships." Revenues from the Company's bond servicing activities accounted for approximately 58% of the Company's total revenues in the fiscal year ended March 31, 2001 and approximately 54% of the Company's total revenues in the fiscal quarter ended June 30, 2001.


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Market for Personal Trust Services;  Ability to Increase  Personal Trust Service
Revenues

The Company intends for the foreseeable future to limit the activities of its Personal Trust segment to the metropolitan Phoenix area. Therefore, the Company's future financial performance will depend in part upon the size of the market for personal trust services in the metropolitan Phoenix area. Revenues from such activities accounted for approximately 27% of the Company's total revenues in the fiscal year ended March 31, 2001 and approximately 28% of the Company's total revenues in the fiscal quarter ended June 30, 2001. The
Company's ability to continue to increase its revenues from personal trust services will be dependent upon a number of factors, including the Company's ability to develop and maintain relationships with professionals (such as attorneys and accountants) who serve as a referral source for these services and the Company's continuing ability to service personal trust accounts. Additionally, at March 31, 2001, ten percent of the Company's Personal Trust account assets were held in trust for members of one family, and such accounts accounted for eight percent of the Company's Personal Trust revenues in the fiscal year ended March 31, 2001. Loss of such revenues could have a material adverse effect on the Personal Trust segment and/or the Company's results of operations.

Dependence Upon Certain Business Relationships

The Company depends to a significant extent on its relationships with broker/dealers who are involved in the sale of bonds for non-profit organizations to refer business to the Company for bond servicing duties associated with such offerings. As of March 31, 2001, all bond programs for which the Company had served as trustee and paying agent had been originated by twenty broker/dealers, and four of those broker/dealers had originated bonds representing approximately 77% of the aggregate principal amount of all bonds issued for which the Company served as trustee and paying agent. The loss of or damage to any one of these relationships, or the failure or inability of any one of these broker/dealers to initiate a similar number of non-profit bond offerings in the future, could have a material adverse impact on the Company and its operations. The Company also depends, to a great extent, upon its relationships with trust professionals (such as attorneys and accountants) in the metropolitan Phoenix area to refer opportunities to the Company to provide personal trust services. The loss of or damage to existing relationships, or the Company's inability to continue to develop additional relationships with trust professionals, could have a material adverse impact on the Company and its operations.



Competition

The principal business segments in which the Company is involved are highly competitive. The Company currently competes with a number of other trust companies to serve as trustee and paying agent for non-profit bond financings, including Reliance Trust Company, Herring National Bank, American Church Trust Company, and Trust Management, Inc. The Company also competes with large banks and other financial institutions for these services. Other companies that do not currently provide these services may enter this business. The Company also competes with large banks and other financial institutions, including other trust companies, located in the metropolitan Phoenix area for the business of providing personal trust services. Other companies that do not currently provide these services may enter this business.



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Regulation, Licensing and Supervision; Net Capital Requirements

The Company's operations are subject to ongoing regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations, including but not limited to regulation by the Arizona Banking Department. Under applicable rules and regulations of the Arizona Banking
Department, the Company files periodic reports with the Department and is subject to periodic examinations by the Department. Additionally, under Arizona law, the Company is required to maintain net capital of at least $500,000; the Company's net capital was approximately $2.85 million at June 30, 2001. Arizona law also requires that $500,000 of the Company's net capital must meet the Department's liquidity requirements. At June 30, 2001, $522,134 of the Company's net capital met the Department's liquidity requirements. Additional capital requirements may be imposed upon the Company in the future as a result of Arizona legislation which became effective on August 9, 2001. The Company is also required to satisfy other requirements under Arizona law. Additionally, the Arizona Banking Department retains broad discretion to suspend or revoke the certificate of any trust company subject to its jurisdiction (including the Company) upon the occurrence of certain events, including (i) the trust company's violation of any applicable law, rule or order, (ii) the trust company's failure to conduct business in a safe, sound and lawful manner, or
(iii) upon the occurrence of any other event set forth in Arizona Revised Statutes Section 6-864. The Company is also required to comply with federal rules and regulations in connection with the Company's service as trustee for IRA Accounts. Failure to comply with applicable law could have a material adverse effect on the Company's results of operations and financial condition and could, in certain instances, affect the Company's certificate issued by the Arizona Banking Department. Failure to maintain such a certificate would require the Company to attempt to move its operations to another state, to discontinue its operations, or to attempt to merge or effect another business combination.

Performance of Contractual Duties

In the performance of its duties as trustee and paying agent on bond offerings of non-profit and other organizations, the Company is required to perform certain duties under the trust indenture for such offering and/or the federal Trust Indenture Act (15 U.S.C. ss. 77aaa et seq.) or the applicable state version of such Act (if any). In the Company's capacity as trustee, such duties include: receiving proceeds from the sale of the bonds; distributing such proceeds according to the purposes of the bond offering; investing such proceeds pending distribution; receiving periodic sinking fund payments by the bond issuer; procuring a security interest in collateral from the bond issuer to secure the issuer's bonds; perfecting such security interest; and, in the event of default by a bond issuer, taking possession of and/or selling the collateral. In the Company's capacity as paying agent, such duties include distributing sinking fund payments to bondholders. Failure to perform such duties in the manner required by the trust indenture or applicable law could cause the Company to incur material liabilities, which in turn could have a material adverse effect on the Company's results of operations and financial condition.

Bankruptcy of Stevens Financial Group

The Company is serving as indenture trustee under seven Trust Indentures issued by Stevens Financial Group, a financial services firm headquartered in Springfield, Missouri ("Stevens"). The Trust Indentures secure obligations of Stevens under certain debt instruments designated as Time Certificates and Fixed Rate Investments.

Stevens has defaulted on all of its outstanding Time Certificates and Fixed Rate Investments, and on March 19, 2001 Stevens filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Arizona (Case No. 01-03105-ECF-RTB) (the "Stevens Bankruptcy Proceeding"). Based on information provided to the Company to date, the aggregate unpaid principal amount of such debt instruments is approximately $64 million, and accrued and unpaid interest through the date of the filing of the Stevens Bankruptcy Proceeding is approximately $13.5 million.



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The Company has incurred costs and expenses of  approximately  $200,000  through
July 31, 2001 in connection with the Stevens Bankruptcy Proceeding. The Company will continue to incur additional costs and expenses related to this matter for the foreseeable future. Future costs and expenses may be material. The Company may not be able to recover a portion or any of the costs it has incurred or which it incurs in the future in the Stevens Bankruptcy Proceeding. In the event the Company cannot recover the costs it has incurred and which it incurs in the future in the Stevens Bankruptcy Proceeding, the Company's results of operations for the fiscal year ending March 31, 2002 will be materially and adversely affected, and the Company's results of operations for future periods and financial condition could be materially and adversely affected.

Additionally, although no litigation is pending or has been threatened against it arising from the Stevens Bankruptcy Proceeding, it is possible that one or more holders of Time Certificates or Fixed Rate Investments could assert claims against the Company. Such claims would result in additional costs and expenses to the Company. The Company could also suffer damages in excess of applicable insurance coverage limits as a result of such claims.

Change in Securities Laws Affecting Non-Profit Bond Finance Market

Most bond offerings for which the Company serves as trustee and/or paying agent are made in reliance upon an exemption from registration provided by Section 3(a)(4) of the Securities Act of 1933, as amended, and similar exemptions from registration provided for under applicable state securities laws. In the event such federal and/or state exemptions become unavailable for any reason, the Company believes that the market for non-profit bond financings would be materially and adversely affected due primarily to the increased costs associated with registration of such bonds under federal and/or state laws. The foregoing would have a material adverse impact on the Company's fees generated from bond servicing activities and, thus, the Company's results of operations.

Common Stock Dividends

The Company has never paid dividends on its Common Stock. The Company intends for the foreseeable future to retain any earnings to support the growth of the Company's business. The Company therefore does not contemplate paying cash dividends on its Common Stock in the foreseeable future.